Rubicon Technology, Inc.

9931 Franklin Avenue

Franklin Park, Illinois 60131

December 3, 2009

BY EDGAR AND FEDEX

U. S. Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3030

Attention: Peggy Fisher, Assistant Director

                 Tom Jones, Examiner

Re:	Rubicon Technology, Inc.
Form 10-K for the fiscal year December 31, 2008
Filed March 13, 2009
File No. 1-33834
Your Letter of November 24, 2009

Dear Ms. Fisher and Mr. Jones:

We are in receipt of your comment letter dated November 24, 2009, providing comments on the filing referenced above. This is our response to your comments. For ease of reference, we have copied your comments before our response.

Item 11. Executive Compensation, page 44.

1.	We refer to your disclosure under the caption “Equity Incentive Compensation” on page 16 of the proxy statement that you have incorporated by reference into your form 10-K. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those wards varied among the named executive officers.

Response:

In future filings we shall include substantive analysis and insight regarding how our Compensation Committee makes its stock option grant determinations with respect to each named executive officer in accordance with Item 402.

2.	We refer to your disclosure under the caption “Severance and change in control arrangements” on page 17 of the proxy statement that you have incorporated by reference into your 10-K. Please tell us where you filed as exhibits your new employment agreement with Mr. Parvez and your amended employment agreement with Mr. Weissman.

Response:

Although we filed an 8-K on February 6, 2009, describing the terms of the employment agreement with Mr. Parvez and the amendment to Mr. Weissman’s employment agreement, through an inadvertence we did not file the agreements themselves as exhibits with our 10-Q for the period ended March 31, 2009. We have filed the agreements as exhibits to an 8-K being filed contemporaneously with this response letter.

The company acknowledges that:

1. the company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter provides an adequate response to your comments. Please do not hesitate to call me at (847) 457-3610 if we can provide any further information.

Yours truly,

/s/ William F. Weissman

William F. Weissman
Chief Financial Officer